FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)

(names of registrants)

Date of end of last fiscal year: June 30, 2011

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds Medium-Term Notes	A$1,736,999,000 US$200,000,000	None(1) None(1)

(1) This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and address of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Philip Noble Chief Executive Queensland Treasury Corporation Mineral and Energy Centre, 61 Mary Street Brisbane, Queensland 4000 Australia	Helen Gluer Under Treasurer of the State of Queensland Executive Building 100 George Street Brisbane, Queensland 4000 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (f)(ix) an announcement entitled “Government’s interim response to Commission of Audit” and as Exhibit (f)(x) the Queensland Government – Interim Response to Commission of Audit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 20th day of July, 2012.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Steven Tagg
	Name:	Steven Tagg
	Title:	Acting Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 30th day of July, 2012.

GOVERNMENT OF QUEENSLAND

By:	/s/ Alex Beavers
on behalf of
	Name:	The Honourable Tim Nicholls MP
	Title:	Treasurer and Minister for Trade

INDEX TO EXHIBITS

Exhibit (f)(ix) -	Announcement Entitled “Government’s interim response to Commission of Audit”.

Exhibit (f)(x) -	Queensland Government - Interim Response to Commission of Audit.